February 5, 2025

VIA EDGAR

Ms. Tara Varghese
Branch Chief
Disclosure Review Office
Division of Investment Management
U.S Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4644

Re:    Athene Annuity & Life Assurance Company of New York Initial Registration Statement on Form N-4 (File No. 333-284582)

Dear Ms. Varghese:

Please accept this letter as an amendment to the Registration Statement on Form N-4 (File No. 333-284582) as filed with the Securities and Exchange Commission on January 29, 2025, to include language of the delaying amendment required by Rule 473 of the Securities Act of 1933, as amended, as follows:
“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.”

If you have any questions regarding this filing, please feel free to contact me at (515) 342-4545 or by e-mail at cjefferson@athene.com, or contact Lorna MacLeod of Eversheds Sutherland (US) LLC by phone at 202-383-0817 or by e-mail at lornamacleod@eversheds-sutherland,com.

Sincerely,

/s/ Chris Jefferson

Chris Jefferson
VP & Senior Counsel